October 20, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Filing Desk

Re:     Sanford C. Bernstein Fund, Inc., et al., File No. 812-14307

Ladies and Gentlemen:

We are writing on behalf of Sanford C. Bernstein Fund, Inc. and other applicants (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), declaring that R. Jay Gerken shall not be deemed an “interested person,” as that term is defined in Section 2(a)(19) of the Act, of Sanford C. Bernstein Fund, Inc., its investment adviser, or its principal underwriters, solely by reason of his position as a director of Associated Banc-Corp and certain of its subsidiaries. The Application was filed with the Securities and Exchange Commission on May 12, 2014.

Should you have any questions, please call me at (617) 951-8247 or my colleague Chris Menconi at (202) 373-6173.

Sincerely,

/s/ Roger P. Joseph

Roger P. Joseph

cc:    Dalia Osman Blass, Assistant Director

Mary Kay Frech, Branch Chief

Jill Ehrlich, Senior Counsel